Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO OR TO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH, OR DISTRIBUTE THIS DOCUMENT.

Coca-Cola European Partners US, LLC
(organized with limited liability in the State of Delaware “CCEP US”)

announces results of consent solicitations in respect of its outstanding

EUR350,000,000 2.000 per cent. Notes due 2019 (originally issued by Coca-Cola Enterprises, Inc.) (the “2019 Notes”)
EUR350,000,000 2.625 per cent. Notes due 2023 (originally issued by Coca-Cola Enterprises, Inc.) (the “2023 Notes”)
EUR350,000,000 2.375 per cent. Notes due 2025 (originally issued by Coca-Cola Enterprises, Inc.) (the “2025 Notes”)
EUR250,000,000 2.750 per cent. Notes due 2026 (originally issued by Coca-Cola Enterprises, Inc.) (the “2026 Notes”)
EUR500,000,000 1.875 per cent. Notes due 2030 (originally issued by Coca-Cola Enterprises, Inc.) (the “2030 Notes”)
(each a “Series” and, together, the “Notes”)

fully and unconditionally guaranteed by Coca-Cola European Partners plc (“CCEP” or the “Company”)

3 April 2018. On 12 March 2018 CCEP US announced separate invitations (each such invitation in respect of a Series, a “Consent Solicitation”) to Eligible Noteholders (as defined below) to consent to certain modifications to the terms (the “Terms”) of, and related documents for, the relevant Series to reflect the substitution of the Company in place of CCEP US as issuer and principal debtor in respect of the relevant Series and the provision of a guarantee from CCEP US (together, the “Proposed Amendments”) as proposed by CCEP US for approval by an extraordinary resolution (an “Extraordinary Resolution”) at a meeting of the holders of such Series (each a “Meeting” and together the “Meetings”), as further described in the Consent Solicitation Memorandum prepared by CCEP US dated 12 March 2018 (the “Consent Solicitation Memorandum”).

The full terms of the Consent Solicitations are contained in the Consent Solicitation Memorandum and this announcement should be read in conjunction with the Consent Solicitation Memorandum. Capitalised terms used but not otherwise defined in this announcement have the meanings given in the Consent Solicitation Memorandum.  Copies of the Consent Solicitation Memorandum are (subject to distribution restrictions) available from the Tabulation and Information Agent as set out below.

	ISIN / Common Code	Outstanding Nominal Amount
2019 Notes	XS0810720515/ 081072051	EUR350,000,000
2023 Notes	XS0989155089/ 098915508	EUR350,000,000
2025 Notes	XS0926785808/ 092678580	EUR350,000,000
2026 Notes	XS1064307058/ 106430705	EUR250,000,000
2030 Notes	XS1206411230/ 120641123	EUR500,000,000

Results of Meetings

The Meetings were held earlier today and NOTICE IS HEREBY GIVEN to Noteholders that:

(i)
at the Meeting in respect of the 2019 Notes, the necessary quorum was achieved (with approximately 66.19 per cent. of the aggregate nominal amount of such Notes outstanding being represented at the relevant Meeting), the relevant Extraordinary Resolution was duly passed (with 99.74 per cent. of votes being cast in favour of such Extraordinary Resolution) and the related Eligibility Condition was satisfied;

(ii)
at the Meeting in respect of the 2023 Notes, the necessary quorum was achieved (with approximately 79.40 per cent. of the aggregate nominal amount of such Notes outstanding being represented at the relevant Meeting), the relevant Extraordinary Resolution was duly passed (with 99.22 per cent. of votes being cast in favour of such Extraordinary Resolution) and the related Eligibility Condition was satisfied;

(iii)
at the Meeting in respect of the 2025 Notes, the necessary quorum was achieved (with approximately 85.97 per cent. of the aggregate nominal amount of such Notes outstanding being represented at the relevant Meeting), the relevant Extraordinary Resolution was duly passed (with 99.74 per cent. of votes being cast in favour of such Extraordinary Resolution) and the related Eligibility Condition was satisfied;

(iv)
at the Meeting in respect of the 2026 Notes, the necessary quorum was achieved (with approximately 88.08 per cent. of the aggregate nominal amount of such Notes outstanding being represented at the relevant Meeting), the relevant Extraordinary Resolution was duly passed (with 100.00 per cent. of votes being cast in favour of such Extraordinary Resolution) and the related Eligibility Condition was satisfied; and

(v)
at the Meeting in respect of the 2030 Notes, the necessary quorum was achieved (with approximately 70.65 per cent. of the aggregate nominal amount of such Notes outstanding being represented at the relevant Meeting), the relevant Extraordinary Resolution was duly passed (with 97.00 per cent. of votes being cast in favour of such Extraordinary Resolution) and the related Eligibility Condition was satisfied.

and, accordingly, that execution and delivery of the New Guarantee, the applicable Supplemental Agency Agreement and the applicable Global Note Addendum giving effect to the substitution of the Company as issuer and principal debtor in respect of the relevant Series and the provision of the New Guarantee by CCEP US will take place on 12 April 2018.

Payment Date

The Payment Date for the Consent Solicitations will be no later than 12 April 2018, and payment of the Early Participation Fee (or, where applicable, Ineligible Noteholder Payment) will be made to the relevant holders of the Notes by such date.

Eligible Noteholders

The Consent Solicitations were only made, and the Consent Solicitation Memorandum and any other documents or materials relating to the Consent Solicitations are only for distribution or to be made available to a person that is (a) located and resident outside the United States and not a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended) and (b) otherwise a person to whom the relevant Consent Solicitation can be lawfully made and that may lawfully participate in the relevant Consent Solicitation (all such persons, “Eligible Noteholders”).

LEAD SOLICITATION AGENTS

Barclays Bank PLC	Mizuho International plc
5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Telephone: +44 20 3134 8515 Attention: Liability Management Group Email: eu.lm@barclays.com	Mizuho House 30 Old Bailey London EC4M 7AU United Kingdom Telephone: +44 20 7090 6442 Attention: Liability Management Email: FI-DCM-LiabilityManagement@us.mizuho-sc.com
CO-SOLICITATION AGENTS
Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom	Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom

TABULATION AND INFORMATION AGENT

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA

Telephone:  +44 20 7704 0880
Attention:  Thomas Choquet
Email:  cocacola@lucid-is.com